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APR 08 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEON CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1715 Highway 35
(No. and Street)

MIDDLETOWN (City) NJ (State) 07748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN BRANDT 845 269 2803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name – *if individual, state last, first, middle name*)

2000 MARKET ST SUITE 500 PHILADELPHIA PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Demetrios Mailios, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEON CAPITAL INC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHRISTINE BENINATO
Notary Public
State of New Jersey
My Commission Expires Feb 25, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEON Capital Inc.

(Wholly owned by RCP Capital Markets, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

(Under Rule 17a-5)

FOR THE YEAR ENDED DECEMBER 31, 2018

AEON CAPITAL INC.

CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Aeon Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aeon Capital, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aeon Capital Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aeon Capital Inc.'s management. Our responsibility is to express an opinion on Aeon Capital Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aeon Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2000 Market Street, Suite 500, Philadelphia, PA 19103 p 215.496.9200 f 215.496.9604 friedmanllp.com

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Aeon Capital Inc.'s financial statements. The supplemental information is the responsibility of Aeon Capital Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Aeon Capital Inc.'s auditor since 2018

Friedman LLP

FRIEDMAN LLP
Philadelphia, Pennsylvania
April 1, 2019

Aeon Capital Inc

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets:		
Cash in Bank	$ 51,320	
Due from Clearing Broker	1,485	
Private Placement Fees Receivable	57,700	
Commissions Receivable	11,000	
Prepaid Expenses	15,199	
Other Assets (including deposits)	15,664	
Total Assets		$152,368
Liabilities and Stockholder's Equity:		
Liabilities:		
Commissions Payable	$63,758	
Due to Parent	15,078	
Accounts payable and accrued expenses	12,086	$90,922
Total Liabilities		$90,922
Stockholder's Equity:		
Common Stock (100 shares outstanding)	$5,000	
Paid-in-Capital	89,300	
Accumulated Deficit	(32,854)	61,446
Total Liabilities and Stockholder's Equity		$152,368

The accompanying notes are an integral part of these financial statements.

Aeon Capital Inc

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues		
Placement Fees	$1,391,884	
Commissions	1,226,392	
Other Income	1,422	
Total Revenues		$2,619,698
Expenses		
Compensation & benefits	$1,963,275	
Clearance Expense	92,284	
Professional Fees	82,403	
Occupancy Expenses	74,008	
Regulatory & Assessments	35,641	
Firm Insurance	20,907	
Other	8,896	
Total Expenses		2,277,414
Income, before taxes		342,284
Provision for Income Taxes		--
Net Income		$342,284

The accompanying notes are an integral part of these financial statements.

Aeon Capital Inc

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock (100 shares outstanding)	Paid in Capital	Accumulated Deficit	Total
Balance – December 31, 2017	$5,000	$69,300	$(38,638)	$35,662
Distributions to Parent			(336,500)	(336,500)
Contributions from Parent		20,000		20,000
Net Income	—	—	342,284	342,284
Balance – December 31, 2018	$5,000	$89,300	$(32,854)	$61,446

The accompanying notes are an integral part of these financial statements.

Aeon Capital Inc

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities:		
Net Income		$342,284
Changes in Operating Assets and Liabilities:		
Due from Clearing Firm	8,515	
Commissions Receivable	6,500	
Private Placement Fees Receivable	(57,700)	
Prepaid Expenses	(10,231)	
Other Assets	(15,664)	
Commissions Payable	63,758	
Due to Parent	15,078	
Accounts Payable and Accrued Expenses	(15,055)	(4,799)
Net Cash Provided by Operating Activities		337,485
Cash Used in Financing Activities:		
Parent: Distributions		(336,500)
Contributions		20,000
Net Cash Used in Financing Activities		(316,500)
Net Increase in Cash		20,985
Cash – December 31, 2017		30,335
Cash - December 31, 2018		$51,320

The accompanying notes are an integral part of these financial statements.

Aeon Capital Inc

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 – NATURE OF BUSINESS

AEON Capital Inc. (the "Company") is a Wisconsin S Corporation currently offering private placement, and commission services. The company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

REVENUE RECOGNITION

Effective January 1, 2018 the Company has adopted provisions under FASB ASC 606 dealing with revenue derived from contracts with customers. There were no changes to prior amounts or opening balances.

Private Placement Fees – The Company facilitates the placement of securities and financial instruments to accredited investors and organizations. Revenues are earned when obligations are performed by the Company in financial instruments on which the Company offers distribution.

Commissions – The Company buys and sells financial instruments on behalf of its customers, charging a commission with each buy and/or sell transaction. Commissions and related clearing expenses are recorded on the trade date (i.e. the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also engages in arrangements where revenue can be recognized at the point in time that performance under the arrangement is completed, however, for certain contracts revenue can be recognized over time, in arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

The Company, a Wisconsin S Corporation, has elected, by consent of its stockholder, to be taxed as an S corporation under the provision of the Internal Revenues Code and state statutes. Under those provisions, the Company does not pay federal or state income tax on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the company. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit rick.

The Company believes that credit risk is limited because the company routinely assesses the financial strength of its customers and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectable accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $22,005, which exceeded required net capital by $15,944. The Company's aggregate indebtedness to net capital ratio was 4.13 to 1 at December 31, 2018.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company maintains an Expense Sharing agreement ("ESA") with AEON Holdings, LLC ("ACH") whereby rent, facilities-related and administrative expenses incurred by ACH, on behalf of the Company, are reimbursed by the Company. For the year ended December 31, 2018, the Company reimbursed ACH the sum of $25,000 for total expenses of $40,078, consisting primarily of occupancy and professional services, which are included as a component of related party expenses on the accompanying Statement of Income.

Throughout 2018, the Company participated in fee sharing advisory transactions with other entities within the AEON family of operating companies, all controlled by Demetrios Mallios, Chief Executive Officer of the Company. In 2018, $346,850 in revenues were recorded at the Company attributable to such transactions.

RCP Capital Markets, LLC ("Parent") is the holding company of the Company but does not maintain any ongoing operating relationship with the Company

Aeon Capital Inc

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Net Capital		
Total stockholder's equity		$61,446
Deductions and Charges		
Non-allowable assets:		
Private Placement Fees Receivable	$ 8,578	
Prepaid Expenses	15,199	
Deposits and Advances	15,664	
Total Deductions and Charges		39,441
Net Capital		$22,005
Aggregate Indebtedness (A.I.)		
Accounts payable and accrued expenses		$90,922
Total Aggregate Indebtedness		$90,922
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$6,061
(b) Minimum net capital required of broker dealer		5,000
Net Capital Requirement (Greater of (a) or (b))		$6,061
Excess Net Capital		$15,944
Excess Net Capital at 1000% (Net Capital – 10% of A.I.)		$12,913
Ratio of A.I. to Net Capital		4.13 to 1

There was no material difference between the Company's computation of net capital as included in Part II of From X-17A-5 as of December 31, 2018, as filed on January 31, 2019, amended on April 1, 2019, and that included herein

See independent auditor's report

FRIEDMAN LLP©
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Aeon Capital Inc.

We have reviewed management's statements, included in the accompanying Management Statement regarding compliance with certain exemption provision under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Aeon Capital Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aeon Capital Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Aeon Capital Inc. stated that Aeon Capital Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Aeon Capital Inc. 's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aeon Capital Inc. 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
Philadelphia, Pennsylvania
April 1, 2019

Aeon Capital Inc.

Aeon Capital Inc. Exemption Report

Aeon Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period January 1, 2018 through December 31, 2018 without exception.

Aeon Capital Inc.

I, Demetrios Mallios, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Demetrios Mallios - CE